NO ACT

DC

[redacted]

09035343

February 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Willbros Group, Inc.
Incoming letter dated February 25, 2009

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- Without necessarily agreeing with your analysis, the Division will not object if Willbros Delaware, as successor to WGI, does not file a new registration statement under the Securities Act for ongoing offerings of securities covered by WGI's currently effective registration statements on Form S-3 and Forms S-8, provided that Willbros Delaware adopts WGI's registration statements by filing a post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Willbros Delaware will be a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

- Willbros Delaware may take into account WGI's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. WGI's reporting history under the Exchange Act may also be used in determining whether Willbros Delaware "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- WGI's Exchange Act reporting history may be taken into account when determining Willbros Delaware's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Persons who have filed ownership reports on Schedule 13D or 13G for WGI shares will not be required to file any additional or amended statements on

Schedule 13D or 13G as a result of the Reorganization, provided they note in their next subsequent filing that Willbros Delaware is the successor to WGI.

- After consummation of the Reorganization, Willbros Delaware may succeed to the Commission file number currently used by WGI.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2009

Mail Stop 3010

Greg S. Scharlau
Conner & Winters LLP
211 East Dickson Street
Fayetteville, Arkansas 72701

Re: Willbros Group Inc.

Dear Mr. Scharlau:

In regard to your letter of February 25, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

CONNER & WINTERS

ATTORNEYS AND COUNSELORS AT LAW

Conner & Winters, LLP
211 East Dickson Street
Fayetteville, Arkansas 72701
479-582-5711

<u>Securities Act of 1933</u>
Rules 144 and 414
Forms S-3, S-4 and S-8

<u>Securities Exchange Act of 1934</u>
Section 12(b)
Rules 12b-2 and 12g-3
Schedule 13D and 13G

February 25, 2009

[Via e-mail to cfletters@sec.gov]

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Willbros Group, Inc.

Ladies and Gentlemen:

We are writing on behalf of Willbros Group, Inc., a Republic of Panama corporation ("WGI"), and Willbros Group, Inc., a newly-formed Delaware corporation ("Willbros Delaware"), in connection with the proposed reorganization of WGI as a Delaware corporation (the "Reorganization"). In connection with the Reorganization, we are requesting confirmation by the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") with respect to certain interpretations arising under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), incident to the proposed Reorganization. This letter replaces our prior letters to you related to the matters herein.

In order to effect the Reorganization, and as more fully described below, WGI has formed Willbros Delaware, a Delaware corporation and a direct, wholly-owned subsidiary of WGI, and caused Willbros Delaware to form Willbros Merger, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Willbros Delaware ("Merger Sub"). To accomplish the Reorganization, Merger Sub will be merged with and into WGI (the "Merger"). WGI will be the surviving corporation in the Merger and will continue as a direct, wholly-owned subsidiary of Willbros Delaware. Pursuant to the Merger, each outstanding share of WGI common stock will automatically convert into the right to receive one share of Willbros Delaware common stock. As a result, each holder of WGI common stock immediately prior to the effective time of the Merger will, following consummation of the Merger, own a corresponding number and percentage of the outstanding shares of Willbros Delaware common stock.

On November 12, 2008, Willbros Delaware filed a Registration Statement on Form S-4 (Registration No. 333-155281) (the "Registration Statement") under the Securities Act with the Commission, which Registration Statement was amended by Amendment No. 1 to the Registration Statement filed with the Commission on December 12, 2008, and declared effective by the Commission on December 29, 2008. The final combined proxy statement of WGI and the prospectus of Willbros Delaware (the "Proxy Statement/Prospectus") was filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act on December 30, 2008. The Merger was approved by the stockholders of WGI at a special meeting of the stockholders held on February 2, 2009. The Merger will be consummated as soon as practicable.

Background Information

WGI is a leading provider of energy services to key global end markets including the oil and gas, refinery, petrochemical and power industries. WGI's services include engineering, procurement and construction, turnaround, maintenance and other specialty services. WGI's history traces back to the early days of the oil and gas infrastructure business in the United States and abroad in the early 1900s. Since the early 1900s, WGI has been employed to perform work in 59 countries and has constructed over 200,000 kilometers of pipelines. WGI is a holding company, which conducts all of its activities through its subsidiaries and affiliates.

The authorized capital stock of WGI consists of: (a) 70,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of Class A preferred stock, par value $0.01 per share. As of December 15, 2008, there were approximately 39,145,111 shares of WGI common stock issued and outstanding. There are no shares of preferred stock outstanding; however, 35,000 shares of preferred stock are designated as Series A Junior Participating Preferred Stock and reserved for issuance pursuant to WGI's stockholder rights plan dated April 1, 1999, as amended (the "Rights Plan"). The rights issued under the Rights Plan are attached to the shares of WGI common stock and are not exercisable or transferable apart from the shares of common stock unless and until certain events occur. Immediately prior to the consummation of the Merger, the Rights Plan will be terminated by WGI. Willbros Delaware is not adopting a stockholder rights plan in connection with the Reorganization and has no current plans to adopt such a plan.

The shares of common stock of WGI are listed on the New York Stock Exchange and, as of February 7, 2009, are held by 266 record holders as determined under Rule 12g5-1 under the Exchange Act. WGI's common stock and the associated rights are registered pursuant to Section 12(b) of the Exchange Act. WGI does not have any Exchange Act reporting obligations with respect to any other securities. WGI is not, and has not been, a "foreign private issuer" as defined under Rule 3b-4 under the Exchange Act.

WGI maintains and sponsors various stock compensation plans, including, without limitation, the 1996 Stock Plan, the Director Stock Plan and the 2006 Director Restricted Stock

Plan (collectively, the "Stock-Based Benefit Plans"). The securities underlying each of the Stock-Based Benefit Plans are registered under currently effective Registration Statements on Form S-8 (Registration Nos. 333-18421; 333-53748; 333-74290; 333-135543; 333-139353; 333-151795 and 333-151796) (collectively, the "S-8 Registration Statements").

WGI currently maintains an effective registration statement on Form S-3 (Registration No. 333-139499) (the "Resale Registration Statement") with respect to the sale from time to time of outstanding shares of WGI common stock and shares of WGI common stock issuable upon the exercise of common stock purchase warrants (the "Warrants") by the selling stockholders identified in the prospectus constituting a part of such registration statement. The shares of WGI common stock and the Warrants were acquired by the selling stockholders in a private placement exempt from registration under the Securities Act. The resale of the Warrants by the selling stockholders has not been registered under Resale Registration Statement. The Warrants are currently saleable by the holders thereof who are not affiliates of WGI and have not been affiliates for the prior 90 days under Rule 144.

As of September 30, 2008, WGI had $32,050,000 aggregate principal amount of 6.5% convertible senior notes due 2012 (the "6.5% Notes") and $59,400,000 aggregate principal amount of 2.75% senior convertible notes due 2024 (the "2.75 Notes" and together with the 6.5% Notes, the "Convertible Debt Securities") issued and outstanding. The 6.5% Notes and the 2.75% Notes were each sold in a private placement exempt from registration under the Securities Act. In accordance with the registration rights agreements entered into between WGI and the purchasers of such Notes, WGI maintained for a period of time effective shelf registration statements on Form S-3 with respect to the resale of the shares of WGI common stock issuable upon conversion of the 6.5% Notes and the resale of the 2.75% Notes and the shares of WGI common stock issuable upon conversion of the 2.75% (Registration Nos. 333-135540 and 333-115963, respectively). WGI's obligation to maintain effectiveness of such registration statements under each of the registration rights agreements has terminated, and it intends to file post-effective amendments to terminate the registration statements. The 6.5% Notes and the 2.75% Notes and the shares of WGI common stock issuable thereunder are now saleable by the holders thereof who are not affiliates of WGI and have not been affiliates for the prior 90 days under Rule 144.

Willbros Delaware is a newly-formed Delaware corporation that is initially a wholly-owned subsidiary of WGI. Willbros Delaware has no significant assets or capitalization and it has not engaged in any business or prior activities other than in connection with its formation and the Reorganization. As a result of the Reorganization, Willbros Delaware will become the direct parent company of WGI. Immediately following the effective time of the Reorganization, Willbros Delaware's capital structure will be identical to the capital structure of WGI immediately before the Reorganization and will consist of: (a) 70,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of preferred stock, par value $0.01 per share.

Merger Sub is a newly-formed Delaware corporation and a direct, wholly-owned subsidiary of Willbros Delaware. Merger Sub was formed to accomplish the proposed merger with and into WGI in order to effect the Reorganization. Merger Sub has no significant assets or capitalization and it has not engaged in any business or prior activities other than in connection with its formation and the Reorganization.

Description of the Reorganization

Under the Reorganization transaction that WGI is proposing, WGI would be redomiciled from the Republic of Panama to the State of Delaware. The Reorganization is to be effected under an Agreement and Plan of Merger ("Merger Agreement") among WGI, Willbros Delaware and Merger Sub. Pursuant to the Merger Agreement:

1. Merger Sub will merge with and into WGI in accordance with the laws of the Republic of Panama. WGI will be the surviving entity and become a direct, wholly-owned subsidiary of Willbros Delaware.

2. Each outstanding share of WGI common stock will automatically convert by operation of law into the right to receive one share of Willbros Delaware common stock, and the stockholders of WGI will own exactly the same number of shares of Willbros Delaware common stock as the number of shares of WGI common stock they owned prior to the Merger.

The Reorganization is being proposed to reorganize WGI as a Delaware corporation to better align its corporate structure with its operational structure which has a significant focus on North America as a principal market. Also in connection with the Reorganization, WGI will cause Willbros USA, Inc., currently a subsidiary of WGI for conducting U.S. operations, to become a direct subsidiary of Willbros Delaware through an internal distribution of the ownership of Willbros USA, Inc. from WGI to Willbros Delaware. Diagrams reflecting the organizational structure before and after the Reorganization are attached as Appendix A to this letter. The Reorganization is expected to benefit all stockholders by: (i) improving the company's access to the U.S. capital markets, increasing funding and strategic flexibility, and reducing the cost of capital; (ii) improving the company's access to U.S. government and private sector contracts; and (iii) enhancing management focus on each U.S. and international operation and the attraction and retention of key employees. The Reorganization is not being effected in connection with any currently pending corporate transaction, and there are no current plans to pursue any particular corporate transaction following the Reorganization.

Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by stockholders of WGI who are U.S. persons upon the receipt of Willbros Delaware common stock in exchange for WGI common stock pursuant to the Reorganization.

Immediately following the Merger, the Willbros Delaware common stock will be listed on the New York Stock Exchange under the symbol "WG," the same symbol under which the WGI common stock is currently listed and traded, and the New York Stock Exchange will file a Form 25 to delist the WGI common stock and the associated rights.

When the Reorganization is completed, all of the directors and all of the executive officers of WGI will become the directors and executive officers of Willbros Delaware. The consolidated capitalization, assets and liabilities of Willbros Delaware immediately following the Reorganization will be the same as those of WGI immediately prior to the Reorganization.

The articles of incorporation and the by-laws of WGI and the certificate of incorporation and bylaws of Willbros Delaware (collectively, the "Charter Documents"), interpreted in light of the laws of Panama and Delaware, respectively, reflect substantially similar corporate powers and limitations and stockholder rights. The description of the capital stock of Willbros Delaware and comparison of the respective Charter Documents of WGI and Willbros Delaware and the corporate laws of Panama and Delaware set forth in the Proxy Statement/Prospectus under the captions "Description of Willbros Delaware Capital Stock" and "Comparison of Rights of Stockholders of Willbros Panama Capital Stock and Willbros Delaware Capital Stock," respectively, are attached as Appendix B to this letter.

Upon consummation of the Reorganization, the Stock-Based Benefit Plans will be assumed by Willbros Delaware and amended to the extent necessary to provide that Willbros Delaware common stock will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of Willbros Delaware common stock for WGI common stock.

Pursuant to the existing terms and provisions of the Warrants, as a result of the consummation of the Reorganization, the obligations of WGI under the Warrants will be assumed by Willbros Delaware and each Warrant shall thereafter be exercisable, in accordance with its original terms, to acquire the same number of shares of Willbros Delaware common stock that the holder was entitled to acquire in WGI common stock immediately prior to the Reorganization. Holders of the Warrants will not be required to approve or consent to the Reorganization.

Willbros Delaware will execute a supplemental indenture to each of the indentures for each class of Convertible Debt Securities with the trustee thereto to evidence that Willbros Delaware has succeeded to the obligations of WGI under the indentures and to provide that, upon conversion of the Convertible Debt Securities, shares of Willbros Delaware common stock will be issued in lieu of WGI common stock. The indentures under which the Convertible Debt Securities were issued do not require WGI to, and WGI has not and will not, solicit the consents of the holders of the Convertible Debt Securities with respect to Willbros Delaware's execution of the supplemental indentures.

The consolidated assets and liabilities of WGI and its subsidiaries immediately before the Reorganization will be the same as the consolidated assets and liabilities of Willbros Delaware and its subsidiaries immediately after the Reorganization. WGI is a holding company. All of the business and operations conducted by the subsidiaries of WGI immediately prior to the Reorganization will continue to be conducted immediately after the effective time of the Reorganization by the subsidiaries of Willbros Delaware and Willbros Delaware will be the holding company conducting operations solely through its subsidiaries.

Request

In connection with the Reorganization, we respectfully request concurrence in the form of a no-action letter and/or interpretive opinion from the Division with respect to the following issues arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, in connection with the Reorganization:

A. *Rule 414.* Willbros Delaware will be considered a successor issuer of WGI for purposes of Rule 414 under the Securities Act and may file post-effective amendments, where appropriate, to make use of WGI's then-effective Securities Act registration statements.

B. *Rules 12g-3(a) and 12b-2.* The Reorganization will be considered a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and Willbros Delaware common stock will be deemed registered under the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. Further, as a result of the Reorganization, Willbros Delaware will be deemed a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

C. *Forms S-3, S-4 and S-8.* Willbros Delaware will be able to take into account the reporting history of WGI under the Exchange Act prior to the Reorganization in determining whether Willbros Delaware meets the requirements for the use of various forms of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

D. *Rule 144(c)(1).* WGI's reporting history under the Exchange Act may be taken into account in determining whether Willbros Delaware has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act.

E. *Schedules 13D and 13G.* Persons who have filed statements on Schedule 13D or 13G reporting ownership interests in WGI common stock will not be required to file any additional or amended statements or forms as a result of the Reorganization, provided that they note in their next subsequent filings that Willbros Delaware is the successor issuer to WGI.

F. *Commission File Number.* After consummation of the Reorganization, Willbros Delaware will succeed to the Commission file number currently used by WGI.

Discussion

A. Rule 414

Rule 414 promulgated under the Securities Act provides that if an issuer has been succeeded by an issuer incorporated under the laws of another state or foreign government for the purpose of changing the state or country of incorporation of the enterprises, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering provided that the conditions enumerated in Rule 414 are satisfied. We are of the opinion that Willbros Delaware, as successor to WGI, may adopt WGI's registration statements pursuant to Rule 414.

The conditions enumerated in Rule 414 are as follows:

a. Immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

b. The succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

c. The succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and

d. The successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

Subsection (a) of Rule 414 requires that immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities. Willbros Delaware was incorporated in 2008 solely for the purpose of serving as the Delaware parent holding company for WGI and its subsidiaries pursuant to the Reorganization. Prior to the Reorganization, Willbros Delaware will have only nominal assets and liabilities and satisfy the requirements of Rule 414(a).

While Willbros Delaware will not directly acquire all of the assets and assume all of the liabilities and obligations of WGI, the Division has previously not viewed this technicality relating to paragraph (b) of Rule 414 as making Rule 414 inapplicable in similar reorganizations. Willbros Delaware will indirectly acquire all such assets and assume all such liabilities and obligations of WGI as a result of its ownership of all of the capital stock of WGI and other subsidiaries in the Reorganization (except Willbros Delaware will directly assume the obligations of WGI under the indentures governing the Convertible Debt Securities). Following the Reorganization, the consolidated assets and liabilities of Willbros Delaware will be the same as the consolidated assets and liabilities of WGI immediately before the Reorganization. We note that the Division has granted relief in situations where, as will be the case with Willbros Delaware, the successor had on a consolidated basis all of the assets and liabilities of the predecessor following analogous reorganizations. See *Shire Pharmaceuticals Group plc* (available November 17, 2005); *Hanson PLC* (available October 9, 2003); *Crown, Cork & Seal Company, Inc.* (available February 25, 2003; *Weatherford International, Inc.* (available June 26, 2002); *Nabors Industries, Inc.* (available April 29, 2002); and *Reliant Energy, Incorporated* (available December 21, 2001).

The requirements of subsection (c) of Rule 414 will be satisfied because the Reorganization will be approved by the security holders of WGI at a meeting at which proxies were solicited pursuant to Section 14(a) of the Exchange Act.

Finally, in accordance with subsection (d) of Rule 414, Willbros Delaware intends to file post-effective amendments to the Resale Registration Statement and S-8 Registration Statements of WGI expressly adopting such registration statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect, as contemplated by Rule 414(d).

Based upon the foregoing, we ask the Division to concur that Willbros Delaware may be considered the "successor issuer" to WGI under Rule 414 and may adopt the registration statements of WGI under the Securities Act pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements.

B. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (such as Willbros Delaware common stock) are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or (g) of the Exchange Act (such as WGI common stock), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act unless, upon consummation of the succession, (i) such class of securities is exempt from such registration other than by Rule12g3-2 under the Exchange Act; (ii) all securities of such class are held of record by less than 300 persons; or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80.

Rule 12g-3(f) requires an issuer that is deemed to have a class of securities registered pursuant to Section 12 of the Exchange Act according to Rule 12g-3(a) to indicate in the Form 8-K report filed with the Commission in connection with the succession, the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor issuer is deemed registered by operation of Rule 12g-3(a). In accordance with previous no-action positions taken by the Division, Willbros Delaware plans to include in a Form 8-K filed in connection with the Reorganization a statement that the shares of Willbros Delaware common stock issued in connection therewith are registered under Section 12(b) of the Exchange Act and to file annual reports specified in Rule 12g-3(g) under the Exchange Act. In addition, a Form 25 will be filed to delist the WGI common stock and associated rights from trading on the New York Stock Exchange and a Form 15 will be filed to terminate registration of WGI common stock and associated rights under the Exchange Act.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. Consistent with the analysis presented in connection with subsection (b) of Rule 414 above, Willbros Delaware will acquire all of the outstanding shares of WGI common stock as a result of the Merger, and following the Reorganization, Willbros Delaware will succeed, on a consolidated basis, to all of the assets and liabilities of WGI. The Division has previously provided no-action relief in a number of analogous situations involving the succession by an entity, on a consolidated basis, to the assets of the predecessor entity. *See, e.g., Dollar Tree Stores, Inc.* (available February 20, 2008); *Shire Pharmaceuticals Group plc, supra*; *Weatherford International, Inc., supra*; *Nabors Industries, Inc., supra*; and *Crown, Cork & Seal Company, Inc., supra.*

We note that upon consummation of the Reorganization, Willbros Delaware technically will not satisfy Rule 12g-3(a)(2)'s requirement that its common stock be held of record by at least 300 persons. However, we believe that the application of Rule 12g-3 is appropriate notwithstanding that Willbros Delaware will have fewer than 300 record holders of its common stock upon the consummation of the Reorganization. As noted in a number of no-action letters, the threshold requirement of 300 holders of record in Rule 12g-3 was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4 under the Exchange Act. See *Harveys Casino Resorts* (available October 31, 2000) and *IPC Information Systems, Inc.* (available May 20, 1999). WGI's common stock is listed on the New York Stock Exchange, and it is intended the Willbros Delaware's common stock will be listed on the New York Stock Exchange following the Reorganization. The continuation of Exchange Act registration is essential to such listing on the New York Stock Exchange and there is no intention to terminate Exchange Act registration or reporting as a result of or in connection with the Reorganization. The Division has determined that the absence of 300 holders of record does not bar the succession provided under Rule 12g-3 on numerous occasions. *See, e.g., Pediatrix Medical Group, Inc.* (available December 22, 2008), *Galileo Holding Corporation* (available December 19, 2008), *Harveys Casino Resorts, supra, IPC Information Systems, Inc., supra,* and *American Eagle Outfitters, Inc.* (available March 29, 1999). Accordingly, it is our opinion that Rule 12g-3 should be available to Willbros Delaware, notwithstanding Rule 12g-3(a)(2).

On the basis of the foregoing, we respectfully request that the Division concur with our opinion that upon consummation of the Reorganization, the common stock of Willbros Delaware will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a).

Further, WGI is currently a large accelerated filer under Rule 12b-2 under the Exchange Act. Because Willbros Delaware will be the successor issuer to WGI, we are of the opinion that Willbros Delaware will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act. The Division has concurred in this position on prior occasions. *See, e.g., Mentor Corporation* (available September 26, 2008); and *ABX Air, Inc.* (available June 13, 2007). Therefore, we respectfully request the Division concur with our opinion that Willbros Delaware, as successor to WGI, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

C. Forms S-3, S-4 and S-8

The Form S-3 reporting history requirements are designed to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing the securities of that issuer to have had an opportunity to examine that information adequately. General Instruction 1.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the requirements for eligibility to use Form S-3 if (a) (i) its predecessor and the successor registrant, when taken together, meet such conditions; (ii) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company; and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Willbros Delaware, as successor to WGI following the Reorganization, should be deemed to meet both of these requirements.

Willbros Delaware is succeeding to WGI pursuant to the Reorganization primarily for the purpose of changing its jurisdiction of incorporation from the Republic of Panama to Delaware. Even though WGI is changing its country of incorporation as opposed to its "state" of incorporation, the Division has concurred that this does not affect reliance on General Instruction 1.A.7 to Form S-3. *See Bookham Technology plc* (available September 22, 2004); *Weatherford International, Inc., supra;* and *Nabors Industries, Inc., supra.* The consolidated assets and liabilities of Willbros Delaware immediately after the effective time of the Reorganization will be the same as the consolidated assets and liabilities of WGI immediately prior thereto. Willbros Delaware will hold the same assets and liabilities and will conduct the same business and operations as WGI held and conducted prior to the Reorganization. Accordingly, following the Reorganization, Willbros Delaware should be deemed to be a "successor registrant" and should be able to include the prior reporting history of WGI in determining whether Willbros Delaware (i) is eligible to use Form S-3, or (ii) "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act; and (ii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8.

Based on the foregoing, we ask the Division to concur with our opinion that Willbros Delaware should be allowed to consider the prior reporting history of WGI in determining whether (i) Willbros Delaware is eligible to use Form S-3 under the Securities Act, (ii) Willbros Delaware meets the requirements for use of Form S-3 and may furnish information in a Form S-4 under the Securities Act in a manner permitted for a company that is eligible to use Form S-3 and (iii) Willbros Delaware satisfies the registrant requirements for use of Form S-3 for purposes of Form S-8.

D. Rule 144(c)(1)

Rule 144 under the Securities Act imposes certain conditions to the availability of a "safe harbor" for persons not to be engaged in a distribution of securities for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer. Rule 144(c) requires that "adequate current public information" with respect to the issuer be available at the time of a transfer of securities pursuant to such rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and (ii) has filed all of the reports required to be filed by it under Section 13 or 15(d), as applicable, for the 12 months preceding such sale (or for such shorter period that it was required to file such reports), other than Form 8-K reports.

The purpose of Rule 144(c)(1) is to insure that adequate information about the registrant and its securities is available. Although a literal application of Rule 144(c)(1) would preclude the availability of Rule 144 during the first 90 days after the effective time of the Reorganization, we believe that Willbros Delaware may include the prior reporting history of WGI for purposes of satisfying the Rule 144(c)(1) eligibility requirements. As noted previously, the management, operations, obligations, assets and liabilities of Willbros Delaware immediately after the Reorganization will be identical to those of WGI immediately prior to the Reorganization and Willbros Delaware will be the successor to WGI. As a result, we believe that the prior reporting history of WGI should be included in determining whether Willbros Delaware has complied with the public information requirements of Rule 144(c)(1). The Division has taken similar positions in the context of comparable transactions. *See, e.g.*, *Ford Motor Credit Co.* (available March 21, 2007); *Weatherford International, Inc., supra; Nabors Industries, Inc., supra;* and *Reliant Energy, Incorporated, supra.*

Based on the foregoing, we respectfully request that the Division concur with our opinion that WGI's prior reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether Willbros Delaware has complied with the current public information requirements of Rule 144(c)(1).

E. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement with the Commission on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days of the end of each calendar year. Immediately following the Reorganization, Willbros Delaware will represent the same company on a consolidated basis as did WGI immediately prior to the Reorganization. Consequently, any person who, prior to the Reorganization, filed a Schedule 13D or 13G for WGI shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Willbros Delaware is deemed the successor corporation to WGI for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. *See, e.g., ABX Air, Inc., supra*; *Shire Pharmaceuticals Group plc, supra; Hanson PLC, supra; Weatherford International, Inc., supra; Nabors Industries, Inc., supra; Crown, Cork & Seal Company, Inc., supra;* and *Reliant Energy, Incorporated, supra*. Accordingly, we respectfully request that the Staff concur with our opinion that persons who have filed statements on Schedule 13D or 13G will not be required to file additional or amended statements on Schedule 13D or 13D solely as a result of the Reorganization.

F. Commission File Number

In Exchange Act Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Sections 12(b) and 12(g) of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b) and listed on the same national securities exchange. Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they file a Form 8-A or Form 8-B for purposes of Exchange Act reporting purposes. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However, the answer to Question 150.01 under the "Exchange Act Rules" of the Division's Compliance and Disclosure Interpretations (the "C&DIs") relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer pursuant to Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." Question 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

Because Willbros Delaware will be the successor to WGI, we respectfully request the Division concur with our conclusion that Willbros Delaware can assume and use the Commission file number currently used by WGI. We note that the Division has taken similar positions with respect to successors in other situations. *See, e.g., Ford Motor Credit Co.* (available March 21, 2007); and *Southwestern Energy Company* (available June 29, 2006).

Conclusion

In light of the foregoing discussion, we respectfully request, on behalf of WGI and Willbros Delaware, confirmation that the Division concurs with our interpretations set forth above or will not recommend enforcement action if each of WGI and Willbros Delaware takes the actions or proceeds as described above. If for any reason the Division does not agree with our conclusions as stated above, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Division may have regarding our requests contained herein, prior to any written response to this letter. Please contact the undersigned at (479) 587-3418 or Robert Melgaard at (918) 586-8973 should you have any questions, comments or should you desire additional information.

Very truly yours,

Greg S. Scharlau

cc: Van A. Welch
Dennis G. Berryhill
Willbros Group, Inc.

APPENDIX A

Corporate Structure Diagrams

<<PRE-REORGANIZATION>>


WILLBROS GROUP, INC.
(Panama)
Other Subsidiaries
Musketeer Oil B.V.
(Netherlands)
60%
40%
Other Subsidiaries
Willbros USA, Inc.
(Delaware)
Other Subsidiaries

WILLBROS GROUP, INC.
Company Structure

<<POST-REORGANIZATION>>



WILLBROS GROUP, INC.
(Delaware)
Willbros Group, Inc.(1)
(Panama)
Musketeer Oil B.V.
(Netherlands)
60%
Other Subsidiaries
40%
Willbros USA, Inc.(2)
(Delaware)
Other Subsidiaries

(1) Name to be changed to Willbros Global Holdings, Inc.
(2) Name to be changed to Willbros United States Holdings, Inc.

WILLBROS GROUP, INC.
Company Structure

APPENDIX B

DESCRIPTION OF WILLBROS DELAWARE CAPITAL STOCK

The following description of the capital stock of Willbros Delaware, including the common stock, par value $0.05 per share, of Willbros Delaware that the stockholders of Willbros Panama will own following the merger, is qualified by reference to Willbros Delaware's certificate of incorporation and bylaws, which are attached as Annexes B and C, respectively, to this proxy statement/prospectus.

General

The authorized capital stock of Willbros Delaware consists of 71,000,000 authorized shares of capital stock, consisting of (a) 70,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of the December 15, 2008, record date, 39,145,111 shares of Willbros Panama's common stock were outstanding, which, upon completion of the merger, will convert to an equal number of shares of Willbros Delaware's common stock. The holders of Willbros Delaware's common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of Willbros Delaware's common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of Willbros Delaware's preferred stock, the holders of Willbros Delaware's common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. Willbros Delaware will be subject to restrictions on the payment of dividends under the provisions of the senior secured credit facility.

The holders of Willbros Delaware's common stock are entitled to share equally and ratably in Willbros Delaware's net assets upon a liquidation or dissolution after the payment or provision for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of Willbros Delaware's common stock have no preemptive, subscription, conversion or redemption rights.

Preferred Stock

Following the merger, Willbros Delaware will have no outstanding shares of preferred stock. The board of directors of Willbros Delaware may, without further approval of the stockholders, issue preferred stock from time to time in one or more series and fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

The specific matters that the board of directors may determine include the following:

- the designation of each series;
- the number of shares of each series;
- the rate of any dividends;
- whether any dividends will be cumulative or non-cumulative;
- the terms of any redemption;
- the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company;
- rights and terms of any conversion or exchange;
- restrictions on the issuance of shares of the same series or any other series; and
- any voting rights.

The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

- decrease the amount of earnings and assets available for distribution to holders of common stock;
- adversely affect the rights and powers, including voting rights, of holders of common stock; and
- have the effect of delaying, deferring or preventing a change in control.

For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued preferred stock, could issue one or more series of preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

Anti-Takeover Effects of Provisions of Willbros Delaware's Certificate of Incorporation and Bylaws

Willbros Delaware's certificate of incorporation and bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of Willbros Delaware, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of Willbros Delaware's management more difficult.

Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations

Willbros Delaware's certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in Willbros Delaware's bylaws. Any proposal to amend or repeal the provisions of Willbros Delaware's certificate of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.

Stockholder Action by Written Consent

Willbros Delaware's certificate of incorporation and bylaws will prohibit stockholder action by written consent as allowed under Delaware law.

Special Meetings of Stockholders

Willbros Delaware's bylaws will provide that special meetings of the stockholders may be called at any time only by the board of directors, the chairman of the board, the chief executive officer or the president.

Issuance of Preferred Stock

As described above, Willbros Delaware's certificate of incorporation authorizes a class of undesignated preferred stock consisting of 1,000,000 shares. Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders of Willbros Delaware, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Willbros Delaware's common stock and, under certain circumstances, make it more difficult for a third party to gain control of Willbros Delaware.

Business Combination Statute

Section 203 of the Delaware General Corporation Law (the "DGCL"), in general, prohibits a business combination between a Delaware corporation and a person who acquires 15% or more of the voting stock of the corporation (an "interested stockholder") within three years of the time the stockholder became an interested stockholder, unless (a) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized at a stockholders' meeting by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. The restrictions of Section 203 of the DGCL do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the DGCL or, with certain exceptions, that do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. Willbros Delaware has elected to be subject to Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for Willbros Delaware's common stock will be Mellon Investor Services LLC.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF WILLBROS PANAMA CAPITAL STOCK AND WILLBROS DELAWARE CAPITAL STOCK

The rights of stockholders of Willbros Panama are governed by the laws of the Republic of Panama, Willbros Panama's articles of incorporation, Willbros Panama's by-laws and the Willbros Panama rights agreement. The rights of stockholders of Willbros Delaware will be governed by the Delaware General Corporation Law (DGCL) and the common and constitutional law of the State of Delaware, Willbros Delaware's certificate of incorporation, attached hereto as **Annex B**, and Willbros Delaware's bylaws, attached hereto as **Annex C**.

Willbros Panama	Willbros Delaware
Authorized Capital	
The authorized capital stock of Willbros Panama consists of: (a) 70,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of Class A preferred stock, par value $0.01 per share.	The authorized capital stock of Willbros Delaware consists of: (a) 70,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of preferred stock, par value $0.01 per share.
Issuance of Preferred Stock	
As noted above, Willbros Panama's articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and Willbros Panama's board of directors, without further approval of the stockholders, is authorized to fix the voting power, rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.	Willbros Delaware's certificate of incorporation also provides for a class of undesignated preferred stock consisting of 1,000,000 shares, which may be issued from time to time in one or more series and the board of directors, without further approval of the stockholders, is authorized to fix the voting power, rights, preferences, privileges and restrictions applicable to each series of preferred stock. Such "blank check" preferred stock may have certain "anti-takeover" effects. See "Description of Willbros Delaware Capital Stock — Anti-Takeover Effects of Provisions of Willbros Delaware's Certificate of Incorporation and Bylaws."
Restrictions on Transfer of Common Stock	
Willbros Panama's articles of incorporation provide for restrictions on the transfer of any shares of common stock of Willbros Panama to prevent it from becoming a "controlled foreign corporation" under United States tax law. Any purported transfer, including a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the outstanding shares of Willbros Panama's common stock, is subject to a determination by Willbros Panama's board of directors that the transfer would not in any way, directly or indirectly, affect Willbros Panama's status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to the Secretary of Willbros Panama not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of such provisions of Willbros Panama's articles of incorporation, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. If Willbros Panama's board of directors determines that a transfer has taken place in violation of these restrictions, the board of directors may take	Willbros Delaware's certificate of incorporation does not contain any similar restriction on the transfer of shares of common stock by stockholders.

Willbros Panama	Willbros Delaware
any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.	
Voting Rights	
Holders of common stock are entitled to one vote per share and vote together as a single class on all matters to be voted on by stockholders.	Holders of common stock are entitled to one vote per share and will vote together as a single class on all matters to be voted on by stockholders.
Cumulative Voting for Directors	
Under Panama law, unless provided in the articles of incorporation, stockholders do not have a right to cumulate their vote for directors. Willbros Panama's articles of incorporation do not provide for cumulative voting for the election of directors.	Unless otherwise provided in the Delaware certificate of incorporation, stockholders do not have a right to cumulate their votes for directors. Willbros Delaware's certificate of incorporation does not provide for cumulative voting for the election of directors.
Voting Required for Election of Directors	
Panama law and the by-laws of Willbros Panama provide that the vote of a majority of the shares present in person or represented by proxy at a meeting and entitled to vote for directors is required in order to elect a director.	The DGCL provides that, unless otherwise specified in the certificate of incorporation or bylaws, a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote for directors is required in order to elect a director. The bylaws of Willbros Delaware require that the votes in favor of a nominee for director exceed the votes cast against such nominee for election to the board of directors; provided, however, in the event of a contested election, the election of directors will be by plurality. It is the policy of the board of directors of Willbros Delaware to nominate for election or re-election as director only candidates who agree to tender, promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which they face re-election and (ii) board acceptance of such resignation. If an incumbent director fails to receive the required vote for re-election, the Nominating/Corporate Governance Committee will determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the board of directors, with the director whose resignation is under consideration abstaining from participating in any decision regarding that resignation.
Classified Board of Directors	
The articles of incorporation of Willbros Panama provide for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in the three classes to be as nearly equal as possible.	The certificate of incorporation of Willbros Delaware also provides for a classified board of directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in the three classes to be as nearly equal as possible.
Any proposal to amend or repeal the provisions of the articles of incorporation of Willbros Panama relating	Any proposal to amend or repeal the provision of the Delaware certificate of incorporation relating to the

Willbros Panama	Willbros Delaware
to the classified board of directors requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.	classified board of directors will require the affirmative vote of the holders of 75% of the outstanding shares of stock entitled to vote on the matter.

Number of Directors

The articles of incorporation of Willbros Panama provide that the number of directors must be no less than three and no more than 15, with the actual number set within these limits by resolution of the board of directors. The number of directors is currently fixed at nine.	The certificate of incorporation of Willbros Delaware provides that the number of directors must be no less than three and no more than 12, with the actual number set within these limits by resolution of the board of directors. Upon consummation of the proposed merger, the number of directors will be fixed at nine.

Removal of Directors

The articles of incorporation of Willbros Panama provide that any director may be removed from office but only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the matter.	Under the DGCL, directors generally may be removed, with or without cause, by a majority of the stockholders entitled to vote at an election of directors. However, unless the certificate of incorporation otherwise provides, if the board of directors is classified, stockholders are only able to remove directors for cause. Willbros Delaware's certificate of incorporation provides for a classified board of directors and that the directors may be only removed for cause by the holders of a majority of the combined voting power of the then outstanding stock of Willbros Delaware entitled to vote generally in the election of directors.

Vacancies on Board of Directors

Any vacancies in the board of directors and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, even though less than a quorum. A director chosen in this manner will hold office until the next election of the class for which the director shall have been chosen.	Willbros Delaware's bylaws provide that vacancies and newly created directorships may be filled by a majority of the remaining directors then in office, even though less than a quorum. A director elected to fill a vacancy will hold office for the unexpired term of that director's predecessor. A director elected to fill a newly created directorship will hold office for the remainder of the term of the class to which the director is elected.

Limitation on Liability

Willbros Panama's articles of incorporation provide that to the fullest extent permitted under Panama law, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Panama law does not address the issue of whether or not a corporation may eliminate or limit a director's liability to the corporation. However, our Panama counsel has advised us that, as between Willbros Panama and its directors, such liability may be released under general contract principles to the extent that a director, in the performance of his or her duties to the corporation, has not acted with gross negligence or malfeasance and this release may be	As permitted under the DGCL, Willbros Delaware's certificate of incorporation contains a provision that eliminates the personal liability of directors to the corporation or to its stockholders for damages for breaches of duty, to the fullest extent permissible under Delaware law. Delaware law prohibits such elimination of personal liability of a director for: • any breach of the director's duty of loyalty to the corporation or its stockholders; • acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

included in the articles of incorporation. Article 444 of the Panama Code of Commerce provides that directors are not personally liable for a corporation's obligations, except for liability to the corporation for (i) the effectiveness of payments to the corporation made by stockholders, (ii) the existence of dividends declared, (iii) the good management of accounting, and (iv) in general, execution or deficient performance of their mandate or the violation of laws, the articles of incorporation, the by-laws or resolutions of the stockholders. In order to claim any liability under Article 444, a resolution of the stockholders of the corporation is necessary.

- the payment of unlawful dividends, stock repurchases or redemptions; or
- any transaction in which the director received an improper personal benefit.

Indemnification and Insurance

Willbros Panama's by-laws provide for mandatory indemnification of directors and officers made, or threatened to be made, a party to any proceeding, whether civil, criminal, administrative or investigative, because he or she is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, to the fullest extent authorized by Panama law, against all expenses and liability reasonably incurred. Panama law does not address the extent to which a corporation may indemnify a director, officer or agent of the corporation. However, our Panama counsel has advised us that, under general agency principles, an agent, which would include directors and officers, may be indemnified against liability to third persons, except (i) under Article 64 of the General Corporation Law of Panama for a claim by creditors of the corporation against directors for authorizing a dividend or distribution of assets with knowledge that such payments impair the corporation's capital or for making a false report or statement in any material respect or (ii) for losses due to gross negligence or malfeasance in the performance of such agent's duties. Willbros Panama shall advance defense expenses; however, a director or officer to whom such expenses are advanced must undertake to reimburse Willbros Panama for those expenses if it is ultimately determined that the person is not entitled to indemnification.

Willbros Panama has entered into specific agreements with its directors and officers providing for indemnification of such persons under certain circumstances.

Willbros Panama carries directors' and officers' liability insurance to insure its directors and officers against liability for certain errors and omissions and defray costs of a suit or proceeding against an officer or director.

Willbros Delaware's certificate of incorporation requires Willbros Delaware to indemnify its directors and officers to the fullest extent permitted under Delaware law. Willbros Delaware's bylaws also provide that, under certain circumstances, Willbros Delaware shall indemnify each person who is or was a director or officer of Willbros Delaware or who has agreed to serve at the request of Willbros Delaware as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Under the DGCL, a corporation may indemnify a director, officer, employee or agent for fines, judgments or settlements, as well as expenses, in the context of third-party civil actions, so long as that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interest of the corporation. In a criminal action, a corporation may provide indemnification if that person, in addition, had no reasonable cause to believe the conduct was unlawful. In the context of derivative actions or other actions by or in right of the corporation, the corporation may provide indemnification for expenses only, except that if an officer, director, employee or agent is adjudged liable to the corporation, payment of expenses is not allowable unless a court deems the award of expenses appropriate. The foregoing determinations regarding indemnification are to be made, unless otherwise ordered by a court, by the majority vote of disinterested directors, even if less than a quorum, or a committee of the disinterested directors or, if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel or by the stockholders. The DGCL mandates indemnification for expenses incurred by an officer or director in connection with a successful defense, on the merits or otherwise, of a proceeding against that person for actions in his or her capacity as an officer or director of the corporation. Willbros Delaware will advance defense expenses; however, a director or officer to whom such expenses are advanced must

Willbros Panama	Willbros Delaware
	undertake to reimburse Willbros Delaware for those expenses if it is ultimately determined that the person is not entitled to indemnification. Willbros Delaware will assume Willbros Panama's obligations under its existing indemnification agreements with directors and officers. Willbros Delaware intends to obtain and maintain directors' and officers' liability insurance.
Annual Meetings of Stockholders	
The annual meeting of stockholders will be held on a date and at a place determined by Willbros Panama's board of directors.	The annual meeting of stockholders will be held on a date and at a place determined by Willbros Delaware's board of directors.
Stockholders' Power to Call Special Meetings	
Pursuant to the by-laws of Willbros Panama, a special meeting of the stockholders may be called by the chairman of the board of directors or by the president and shall be called by the president or secretary at the request of holders of 5% or more of the outstanding shares of voting stock.	Under the DGCL, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to the bylaws of Willbros Delaware, only the board of directors, the chairman of the board, the chief executive officer or the president may call special meetings of the stockholders for any purpose. Only such business may be conducted at a special meeting as has been brought before the meeting by the person or entity calling the meeting.
Stockholder Action by Written Consent Without a Meeting	
Stockholders of Willbros Panama adopted the provisions of Decree-Law No. 5 of 1997 pursuant to which they have the right to act by written consent in lieu of a meeting. The by-laws of Willbros Panama provide that any corporate action taken by written consent of the stockholders must be unanimous.	Under the DGCL, a corporation can restrict the ability of stockholders to act by written consent in lieu of a meeting by so providing in the corporation's certificate of incorporation. Under the certificate of incorporation of Willbros Delaware, the taking of any stockholder action by written consent is specifically denied and any action taken by its stockholders must be taken at an annual or special meeting of stockholders.
Record Date	
Under Panama law and the articles of incorporation of Willbros Panama, the board of directors may fix in advance a record date for purposes of determining stockholders entitled to notice of or to vote at any meeting, or for any other purpose, which record date is not to be more than 60 nor less than 10 days before the meeting or action requiring determination of stockholders.	Under the DGCL and the bylaws of Willbros Delaware, the board of directors may fix in advance a record date for purposes of determining stockholders entitled to notice of or to vote at any meeting, which record date (i) is not to precede the date upon which the resolution fixing the record date is adopted by the board of directors and (ii) shall not be more than 60 nor less than 10 days before the meeting.
Notice of Stockholder Meetings	
Under Panama law and the by-laws of Willbros Panama, notice of annual and special meetings of the stockholders must be given no less than 10 days nor more than 60 days before the meeting date.	Under the DGCL and the bylaws of Willbros Delaware, notice of annual and special meetings of stockholders must be provided no fewer than 10 days nor more than 60 days before the meeting date.

Willbros Panama	Willbros Delaware
Advance Notice Requirements for Stockholder Nominations and Other Proposals	
The articles of incorporation of Willbros Panama provide that nominations for candidates for election as directors of Willbros Panama may be made at a meeting of stockholders (i) by or at the direction of the board of directors or (ii) by any stockholder entitled to vote at such meeting who complies with the advance notice procedures set forth therein. These procedures require any stockholder entitled to vote at such meeting who intends to make a nomination for director at the meeting to deliver notice of such nomination to the Secretary of Willbros Panama not less than 45 nor more than 90 days before the meeting. The notice must contain all information about the proposed nominee, including such nominee's written consent to serve as a director if so elected. Any or late or deficient nomination may be rejected by the chairman of the meeting.	The bylaws of Willbros Delaware require that any stockholder nomination for a director of Willbros Delaware or proposal for other business to be considered at a stockholder meeting must comply with the advance notice procedures set forth therein. Generally, these procedures require any stockholder entitled to vote at such meeting who intends to make a nomination for director or proposal of other business at the meeting to deliver notice thereof to the Secretary of Willbros Delaware not less than 90 nor more than 120 days prior to, in the case of an annual meeting, the date of the previous year's annual meeting or, in the case of a special meeting at which directors are to be elected, the date of such special meeting. The stockholder notice must contain all information about any proposed nominee for director as set forth in the bylaws, including such nominee's written consent to serve as a director if so elected. Any proposed nomination or business not in compliance with the advance notice provisions set forth in the bylaws may be disregarded by the chairman of the meeting.
Amendments of Articles/Certificate of Incorporation	
Under Panama law, any amendment to a corporation's articles of incorporation must be approved by the stockholders in accordance with the articles of incorporation and applicable statutory law. Generally, an amendment to the articles of incorporation of Willbros Panama requires the approval of the holders of a majority of the outstanding shares of voting stock; however, under Willbros Panama's articles of incorporation, the vote of the holders of 75% or more of the outstanding shares of voting stock is required to amend the provisions relating to the board of directors.	Under the DGCL, Willbros Delaware's certificate of incorporation may be amended if: • the board of directors of Willbros Delaware adopts a resolution setting forth the amendment proposed, declaring its advisability and directing that it be submitted to a vote at a meeting of stockholders; and • the amendment is approved by stockholders owning a majority of the outstanding shares of voting stock; however, the vote of holders of 75% or more of the outstanding shares of voting stock is required to amend the provisions relating to the board of directors.
Amendments of By-Laws/Bylaws	
Panama law provides that, in the absence of a contrary provision contained in the articles of incorporation or by-laws, the directors have the power to enact, amend, supersede and repeal the by-laws. Willbros Panama's articles of incorporation and by-laws provide that the board of directors may make, alter, amend or repeal the by-laws; however, the by-laws of Willbros Panama provide that any amendments to the by-laws may be repealed by the stockholders.	Under the DGCL, the power to adopt, amend or repeal the bylaws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal the bylaws, provided that such power shall not divest or limit the power of the stockholders to adopt, amend or repeal the bylaws. The certificate of incorporation and bylaws of Willbros Delaware grant the board of directors the power to adopt, amend and repeal the bylaws.

Approval of Mergers or Consolidations and Other Transactions

Willbros Panama: Under Panama law and the articles of incorporation of Willbros Panama, a merger or the sale, lease or exchange of all or substantially all of a corporation's assets requires the approval of stockholders owning a majority of the outstanding capital stock entitled to vote thereon.

Willbros Delaware: Under the DGCL, unless otherwise provided in the certificate of incorporation, a sale or disposition of all or substantially all of a corporation's assets, a merger or a consolidation of the corporation with another corporation requires, with certain exceptions, the affirmative vote of a majority of the outstanding shares entitled to vote on the matter. Willbros Delaware's certificate of incorporation does not contain voting requirements for extraordinary corporate transactions different from or in addition to the approvals under the DGCL.

Furthermore, under Section 251 of the DGCL, unless otherwise provided in a corporation's certificate of incorporation, approval of the stockholders of a surviving corporation in a merger is not required if:

- the plan of merger does not amend in any respect the certificate of incorporation of the surviving corporation;
- the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and
- either (i) no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such common stock are to be issued or delivered under the plan of merger or (ii) the authorized unissued shares or treasury shares of the surviving corporation to be issued under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued under the plan do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the merger.

Stockholder Rights Plan

Willbros Panama: Willbros Panama has adopted a stockholder rights plan pursuant to which each outstanding share of common stock includes an attached preferred stock purchase right (a "Right"). Each Right, when it becomes exercisable, entitles the registered holder to purchase, for $30 (the "Purchase Price"), one one-thousandth of a share of Series A junior participating preferred stock. The Rights become exercisable upon the earlier of:

- the public announcement that a person or group has acquired 15% or more of the outstanding shares of common stock, except in connection with an offer approved by the board of directors of Willbros Panama; or
- 10 days after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a

Willbros Delaware: The stockholder rights plan of Willbros Panama will be terminated immediately prior to the consummation of the proposed merger.

Willbros Panama	Willbros Delaware
person or group acquiring 15% or more of the outstanding shares of common stock. If any person or group acquires 15% or more of the outstanding shares of common stock, except in connection with an offer approved by the board of directors, holders of the Rights, except the acquiring person or group, may purchase, for the Purchase Price, that number of shares of common stock or Series A junior participating preferred stock having a value equal to two times the Purchase Price. If, after the Rights have become exercisable, (i) Willbros Panama is acquired in a merger or other business combination in which its stockholders immediately prior to the transaction are not the holders of all of the surviving corporation's voting power or (ii) more than 50% of the assets or earning power of Willbros Panama is sold, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the acquiring party having a value equal to two times the Purchase Price. In the event shares of Series A junior participating preferred stock are issued upon exercise of the Rights, holders of the preferred stock will be entitled to (i) receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of $10.00 or 1,000 times the dividend declared per share of common stock; (ii) a minimum liquidation preference of $1,000 per share and after holders of common stock receive a liquidation payment of $1.00 per share, the holders of the preferred stock and the holders of common stock will share in the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of preferred stock and common stock so held, respectively; and (iii) 1,000 votes per share, voting together with holders of the common stock. The stockholder rights plan has certain anti-takeover effects. The plan discourages hostile takeovers by effectively allowing Willbros Panama stockholders to acquire shares of capital stock at a discount following a hostile acquisition of a large block of the outstanding common stock of Willbros Panama and by increasing the value of the consideration to be received by stockholders in specified transactions following an acquisition.	

Anti-Takeover Statutes

Under Panama law, according to Decree No. 45 of December 5, 1977 ("Decree No. 45"), as amended, no takeover which would result in the acquisition by the offeror of 5% or more of the shares having a market value of at least $5,000,000 will be valid in case of a	Section 203 of the DGCL provides for a three-year moratorium on certain business combinations with "interested stockholders" (generally, persons who own, individually or with or through other persons, 15% or more of the corporation's outstanding voting

Willbros Panama	Willbros Delaware
company that has (i) more than 3,000 stockholders and is registered with the National Securities Commission of Panama; (ii) a permanent office in Panama with full-time employees; and (iii) investments in Panama in excess of $1,000,000. As provided in Decree No. 45, the transfer of shares is also invalid if made in connection with a takeover offer of the nature described above. Decree No. 45 also provides that certain poison pill provisions may not be created by companies that have more than 3,000 stockholders unless they are registered with the National Securities Commission of Panama and satisfy the conditions of (ii) and (iii) above no less than six months prior to receipt of a takeover offer. The provisions of Decree No. 45 have the effect of restricting and limiting a takeover action. Decree No. 45 does not currently apply to Willbros Panama.	stock). This moratorium, or prohibition, on mergers, consolidations, and other transactions is subject to the following exceptions: (a) the business combination or transaction in which the stockholder becomes an interested stockholder is approved by the board of directors of the corporation prior to the stockholder becoming an interested stockholder; (b) the business combination is with an interested stockholder who became an interested stockholder in a transaction whereby such interested stockholder acquired at least 85% of the corporation's voting stock, excluding shares held by directors who are also officers and by certain employee stock plans; or (c) the business combination is approved by the corporation's board of directors and is authorized at a meeting by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. However, the DGCL permits a corporation to opt out of the restrictions imposed by Section 203 in its certificate of incorporation. Willbros Delaware has not opted out of Section 203 in its certificate of incorporation.
Dissenters' (Appraisal) Rights	
Neither Panama law nor the articles of incorporation of Willbros Panama provide for dissenters' appraisal rights. Therefore, stockholders of Willbros Panama are not entitled to dissenters' appraisal rights.	The DGCL provides dissenters' appraisal rights only in the case of a stockholder objecting to certain mergers or consolidations. Delaware law, however, does not afford dissenters' appraisal rights with respect to (a) a sale of assets, (b) stock of a corporation surviving a merger if no vote of the surviving corporation's stockholders is required to approve the merger (*i.e.*, in case where the certificate of incorporation of surviving corporation is not changed in the merger and the stock to be issued in the merger does not exceed 20% of the stock outstanding prior to the merger), or (c) stock of a corporation in a merger or consolidation if the stock is (i) listed on a national securities exchange or designated as national market system securities or (ii) held of record by more then 2,000 holders; provided, however, the exception in (c) does not apply if holders receive in the transaction anything other than cash or securities that meet the requirements of (i) or (ii) or shares of the surviving corporation, or any combination of the foregoing.